Exhibit 99

Contact: Irving J. Goss
         SVP, Treasurer, and CFO
         (508) 996-5000


                          NBB Bancorp Inc., Parent of
                     New Bedford Institution for Savings,
                Agrees to be Acquired by Fleet Financial Group

NEW BEDFORD, MASSACHUSETTS, May 9, 1994: NBB Bancorp (NYSE-NBB), parent company of New Bedford Institution for Savings (NBIS), today agreed to be acquired by Fleet Financial Group (NYSE-FLT), Providence, RI, for $420 million in cash and Fleet common stock, plus warrants to acquire 2.5 million shares of Fleet common stock.

Under the terms of the agreement, the NBB per share consideration is $48.50, plus approximately .277 warrants to purchase Fleet common stock at a strike price of $43.875 per share during the five-year period beginning one year after closing. The warrants have an estimated value of approximately $2.00 per NBB share on the date hereof, based upon the evaluation of NBB's financial advisor. The actual value on the closing date is subject to the price of Fleet common stock, among other things, on that date.

Based on the value of stock, cash and warrants offered in the transaction, the total consideration for the acquisition is estimated at $50.50 per share on the date hereof. The transaction is intended to be tax-free to those NBB shareholders who exchange their shares for Fleet stock. The stock portion is subject to a floating exchange ratio.

Fleet intends to repurchase approximately 6 million common shares prior to the closing for issuance to NBB shareholders. Funding for the repurchase of Fleet stock and the cash portion of consideration at the closing will be provided through the issuance of term debt.

The proposed acquisition, which is subject to approval by NBB's shareholders and various federal and state regulatory agencies, was announced by Robert McCarter, NBB's chairman and chief executive officer, and Terrence Murray, Fleet's chairman and chief executive officer. They said the transaction is expected to be closed early in 1995.

McCarter said, "I am very pleased that we have completed negotiations with Fleet to become a part of their fine organization. We believe the terms of the transaction are very favorable to our stockholders. We view this merger as another positive accomplishment in our effort to provide our communities with a quality financial organization that can make a valuable contribution to the economy of the area."


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"We are extremely pleased to add to our franchise the communities served by NBB Bancorp," Murray said. "Our franchise will be extended to our branch banking network east from Providence to Cape Cod, adding more than 200,000 households and small businesses to our customer base. This will make Fleet the banking leader in Bristol County, which includes the Greater New Bedford area, Fall River, Taunton, the Attleboros, and Seekonk. It also will augment our existing franchises in Rhode Island and on Cape Cod."

NBIS's consumer and small business banking franchise of 52 offices extends throughout Cape Cod, southeastern Massachusetts and into Rhode Island. NBIS is the largest savings bank in Massachusetts and the dominant bank in Bristol County with a 23% deposit share. NBIS is also a leading mortgage originator in southeastern Massachusetts. Following the acquisition, Fleet will be the market leader in Bristol County and will substantially expand its presence on Cape Cod.

"We look forward to providing Fleet's expanded consumer and small business products throughout these markets. Current New Bedford Institution for Savings customers, and prospective customers, will discover that Fleet offers an outstanding array of services, many of which they have not been able to access easily," Murray said.

"Consumers will benefit from Fleet's network of more than 800 branches and 850 ATMs throughout the Northeast, our Galaxy family of mutual funds, discount brokerage services, home equity credit, our debit card and proprietary credit card, and a broad range of other services that distinguish Fleet from our competitors," Murray said.

"Small businesses will find that Fleet has both the resources and the willingness to lend," Murray added. "We expect our new Easy Business Banking program to be particularly welcome and advantageous for entrepreneurs trying to grow their businesses. We also offer a complete line of business services ranging from cash management and deposit products to investment and trade services."

Fleet Financial Group is a $46 billion diversified financial services company listed on the New York Stock Exchange, with approximately 1,200 offices nationwide. Its lines of business include commercial and consumer banking, mortgage banking, consumer finance, asset-based lending, equipment leasing, investment management, and student loan processing.


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